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                                                                    EXHIBIT 99.1
                                  PRESS RELEASE
                            No.TEL.480/PR000/UHI/2002


             WITHDRAWAL OF ERNST & YOUNG AS TELKOM PUBLIC ACCOUNTANT

BANDUNG, NOVEMBER 20, 2002 - As a follow up of the authorities granted to the Board of Commissioners of PT. Telekomunikasi Indonesia, Tbk. ("TELKOM") by the shareholders resolution approved at the meeting of the shareholders held in June 2002, Telkom's Board of Commissioners commenced a tender process for the selection and appointment of a Public Accountant to review and audit TELKOM's Financial Statements for the Third Quarter year 2002 and the year ending 31 December 2002, respectively. The Board of Commissioners evaluated the qualifications of a number of firms based on the criteria set forth in the shareholder resolution and other criteria. On 17 September 2002, the Board of Commissioners selected ERNST & YOUNG ("E&Y") to conduct this review and audit. E&Y accepted this appointment and confirmed its ability to perform the work required on 27 September 2002.

However, on 5 November 2002, E&Y informed TELKOM and the Board of Commissioners that it must withdraw from the appointment even though it had earlier accepted this appointment because of certain conflict of interest issues that relate to its issuance of fairness opinions for transactions involving certain affiliates of TELKOM. Such conflicts of interest, according to E&Y, prohibit E&Y from acting as auditors of TELKOM, or performing other assignments such as the review and audit of TELKOM's financial statements for the year ending 31 December 2002.

As a result of these conflicts of interest, E&Y stated that it is also withdrawing from its acceptance of appointment to audit certain affiliated companies of TELKOM, specifically: Telkomsel, Pramindo Ikat Nusantara, Dayamitra Telekomunikasi, KSO I Sumatra and KSO VI Kalimantan.

The Board of Commissioners is now in the process of selecting and appointing a new auditor to audit TELKOM's Financial Statements for the year ending 31 December 2002.


/s/ Dina Arifani
---------------------------------
DINA ARIFANI
Acting Head of Investor Relations


For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK

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